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                                                                   EXHIBIT  14.1

                       ENDEAVOUR INTERNATIONAL CORPORATION

               CODE OF ETHICS FOR THE CHIEF EXECUTIVE OFFICER AND
                            SENIOR FINANCIAL OFFICERS

Endeavour International Corporation (the "Company") requires its senior officers, including its Chief Executive Officer(s), Chief Financial Officer, Chief Accounting Officer or Controller of the Company, or person(s) performing similar functions as the foregoing (the "Senior Officers"), to maintain the highest ethical and legal standards while performing their duties and responsibilities to the Company, with particular emphasis on those duties that relate to the preparation and reporting of the financial information of the Company. The following principles and responsibilities shall govern the professional conduct of these officers.

I. Honest and ethical conduct.

The Senior Officers shall act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships, and shall report any material transaction or relationship that reasonably could be expected to give rise to such a conflict between their interests and those of the Company to the Audit Committee of the Board of Directors.

The Senior Officers shall act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing their independent judgment to be subordinated.

II. Financial Records and Reporting.

The Senior Officers shall provide full, fair, accurate, timely and understandable disclosure in the reports and other documents to be filed by the Company with the Securities and Exchange Commission or otherwise publicly disclosed and shall comply with applicable rules and regulations of federal, state and local governments, and other appropriate private and public regulatory agencies.

The Senior Officers shall respect the confidentiality of information acquired in the course of their work and shall not disclose such information except when authorized or legally obligated to disclose. The Senior Officers will not use confidential information acquired in the course of employment at the Company for personal advantage. The Senior Officers shall share knowledge and maintain skills important and relevant to the Company's needs; shall proactively promote ethical behavior of the Company's employees and as a partner with industry peers and associates; and shall maintain control over and responsibly manage assets and resources employed or entrusted to them by the Company.

III. Compliance with Laws, Rules and Regulations

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Senior Officers shall establish and maintain mechanisms to oversee the compliance of the Company with applicable federal, state or local law, statute, regulation or administrative rule and to identify, report and correct in a swift and certain manner, any detected deviations from applicable federal, state or local law, statute, regulation or administrative rule.

IV. Compliance with this Code

Senior Officers shall promptly report any violations of this Code of Ethics to the Audit Committee of the Board of Directors of the Company; and shall be held accountable for adherence to this Code of Ethics. A proven failure to uphold the standards stated herein shall be grounds for such employment sanctions as shall be imposed by the Board of Directors, up to and including termination of employment.

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